UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )

RemoteMDx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Stefan Vinson

NORD/LB

Norddeutsche Landesbank Girozentrale

Head Compliance

Zuleitung 4753/4753 Friedrichswall 10

D-30151 Hannover, Germany

+49 (511) 361-4753

With copies to:

Philipp von Randow

Latham & Watkins LLP

Frankfurter Welle, Reuterweg 20

60323 Frankfurt, Germany

+49 (69) 6062-6618

Dorothea Bedkowski

Latham & Watkins LLP

Warburgstraße 50

20354 Hamburg, Germany

+49 (40) 4140-3383

Dennis Craythorn

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-2908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1

1.	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): NORD/LB
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 31,024,000
8. Shared Voting Power:
09. Sole Dispositive Power: 31,024,000
10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 31,024,000
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent Of Class Represented By Amount In Row (11): 23.6%*
14.	Type of Reporting Person BK

*	Based on a total of 131,521,046 shares of common stock outstanding as of February 1, 2008, as reported in the issuer’s quarterly report on Form 10-QSB filed on February 14, 2008.

Item 1.	Security and Issuer

The security to which this statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.0001 per share, of RemoteMDx, Inc. (“RemoteMDx Common Stock”).

RemoteMDx, Inc. (“RemoteMDx”) is a Utah corporation with its principal executive offices located at 150 West Civic Center Drive, Suite 400, Sandy, Utah 84070.

Item 2.	Identity and Background.

(a), (b) and (c)

This Schedule 13D is being filed on behalf of NORD/LB, a German company.

NORD/LB, based in Hannover, Germany, is one of the ten largest banks in Germany. The principal address of NORD/LB is Friedrichswall 10, D-30159 Hannover, Germany. NORD/LB is owned by the German states of Lower Saxony and Saxony-Anhalt (50% combined) and local savings banks of Lower Saxony, Saxony-Anhalt and Mecklenbug Western-Pommerania (50% combined). The directors of NORD/LB are Dr. Hannes Rehm, Dr. Gunter Dunkel, Juergen Koesters, Eckhard Forst, Dr. Juergen Allerkamp, Dr. Johannes-Joerg Riegler and Christoph Schulz, all of whom are citizens of Germany. The present principal occupation of each is as a director of NORD/LB, and their business address is Friedrichswall 10, D-30159 Hannover, Germany. The executive officers of NORD/LB are the aforementioned directors.

(d) and (e)

During the last five years, neither NORD/LB nor, to the best knowledge of NORD/LB, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase the shares of RemoteMDx Common Stock included in this Schedule 13D was $116,616,015. The source of NORD/LB’s funds to purchase these shares was working capital.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated herein by reference.

Since November 2007, NORD/LB has been acquiring RemoteMDx Common Stock at the instruction of a client and with the intention to pass the shares on to the client. However, the client now refuses to accept the RemoteMDx Common Stock and to settle the orders. In the course of a review conducted with regard to these business activities, one of NORD/LB’s brokers mistook the trades for settled with the client and entered them into the books accordingly. Because the settlement process with NORD/LB’s client is still disputed, NORD/LB, as a matter of precaution, on February 25, 2008, assigned the shareholding to its own assets and is therefore making this disclosure on Schedule 13D. However, NORD/LB disclaims beneficial ownership of the shares of RemoteMDx Common Stock included in this Schedule 13D subject to resolution of this dispute.

NORD/LB neither envisions itself as a strategic investor nor considers the shareholding of RemoteMDx Common Stock as a permanent financial investment. In the event that the underlying transactions with the client cannot be settled, NORD/LB currently intends to sell the shares of RemoteMDx Common Stock included on this Schedule 13D as promptly as practicable. Notwithstanding the foregoing, except as described in this Item 4, NORD/LB does not have any present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 4 is incorporated herein by reference.

As of the date of this Schedule 13D, NORD/LB held 31,024,000 shares of RemoteMDx Common Stock, which constitutes approximately 23.6% of the outstanding shares of common stock based on a total of 131,521,046 shares of RemoteMDx Common Stock outstanding as of February 1, 2008, as reported in the issuer’s quarterly report on Form 10-QSB filed on February 14, 2008. Pending the resolution of the dispute with its client discussed in Item 4 above, NORD/LB has the sole power to vote and dispose of all shares of RemoteMDx Common Stock included in this Schedule 13D.

(c) Please see the table below for a description of all transactions in RemoteMDx Common Stock engaged in by NORD/LB with regard to the shares included on this Schedule 13D. All of these transactions were effected through the OTC Bulletin Board.

Date of Transaction	# Shares Bought (Sold)	Price Per Share
11/01/2007	5,500,000	$3.20
11/26/2007	2,027,498	$3.78
11/28/2007	3,882,500	$3.96

11/29/2007	(4,100,000)	$3.40
12/13/2007	(7,309,998)	$3.70
12/13/2007	2,100,000	$2.70
12/14/2007	10,000,000	$3.60
12/21/2007	1,048,998	$3.70
12/21/2007	(150,000)	$3.70
12/21/2007	(1,000,000)	$3.70
12/21/2007	(200,000)	$3.59
01/07/2008	(2,250,000)	$3.75
01/08/2008	(150,000)	$3.75
01/08/2008	(100,000)	$3.75
01/08/2008	(1,700,000)	$3.65
01/08/2008	(1,250,000)	$3.75
01/08/2008	(1,000,000)	$3.65
01/09/2008	(1,348,998)	$3.65
01/09/2008	(350,000)	$3.75
01/11/2008	2,887,000	$4.0356
01/11/2008	695,000	$3.8924
01/15/2008	9,500,000	$3.687
01/22/2008	(5,000,000)	$3.70
01/24/2008	4,712,000	$4.0618
01/24/2008	(50,000)	$3.70
01/25/2008	(120,000)	$3.7567
01/29/2008	(5,000,000)	$3.70
01/29/2008	5,000,000	$3.687
02/25/2008	14,750,000	$3.736

Page5 of 7

(d) Pending the resolution of the dispute with its client discussed in Item 4 above, other than NORD/LB, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of RemoteMDx Common Stock that NORD/LB may acquire.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2008

NORD/LB

By:	/s/ Stefan Vinson
Name:	Stefan Vinson
Title:	Head Compliance

By:	/s/ Dr. Marcus Wallenhorst
Name:	Dr. Marcus Wallenhorst
Title:	Head of Legal Department